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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH D.C. 180 SECTION

SEC FILE NUMBER
8-27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bryan Funding, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

393 Vanadium Road
(No. and Street)

Pittsburgh	PA	15243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bryan (412) 276-9393
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Poloka, CHarles William
(Name — *if individual, state last, first, middle name*)

934 Western Avenue	Pittsburgh	PA	15233
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Richard Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc, as of June 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

Notarial Seal
Cynthia Lynn Bryan, Notary Public
Scott Twp., Allegheny County
My Commission Expires June 17, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

BRYAN FUNDING, INC.

JUNE 30, 2002

CHARLES W. POLOKA

CERTIFIED PUBLIC ACCOUNTANT

PITTSBURGH, PENNSYLVANIA

CONTENTS

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: ($12) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

Independent Auditors' Report

Board of Directors
Bryan Funding, Inc.
Pittsburgh, PA 15243

We have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as will as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bryan Funding, Inc. as of June 30, 2002, and the results of the operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Security and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
August 7, 2002

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Current Assets

Cash	$ 15,089
Accounts receivable	5,255
	$ 20,344

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liability

Commissions payable	$ 6,800

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	14,402
Retained earnings (deficit)	(5,858)
	13,544
	$ 20,344

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2002

Income	
Commissions	$ 86,117
Other income	557
	86,674
Expenses	
Commissions	71,642
Taxes	665
Insurance and surety bond	2,326
Accounting fees	1,900
License and permits	3,631
Training fees	2,900
Travel and entertainment	3,328
	86,392
Net Income	$ 282

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 81,919
Cash paid to suppliers	(111,427)
Increase in taxes paid	(665)
Net Cash Provided by Operating Activities	(30,173)
Net Increase (Decrease) in Cash and Cash Equivalents	(30,173)
Cash and Cash Equivalents at July 1, 2001	45,262
Cash and Cash Equivalents June 30, 2002	$ 15,089

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities:

Net income	$ 282
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(4,755)
Decrease in commissions payable	(25,700)
Net Cash Provided by Operating Activities	$(30,173)

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
BALANCES AT JULY 1, 2001	$ 5,000	$ 14,402	$ (6,140)
NET INCOME FOR THE YEAR	—	—	282
BALANCES AT JUNE 30, 2002	$ 5,000	$ 14,402	$ (5,858)

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

Formation of Company
The Company was formed on May 21, 1981. The principal activity of the Company is to be a broker/dealer for the sale of oil and gas interests and securities.

Significant Accounting Policies
Commission revenue from the sale of oil and gas interests is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The current year taxable income and income tax was immaterial and therefore not shown on the accompanying financial statement.

Related Party Transactions
The Company paid commissions of $ 6,200 to Richard Bryan during the fiscal year ending June 30, 2002 and has a payable of $ 4,200 due him at June 30, 2002. Richard Bryan is the sole owner of Bryan Funding, Inc.

BRYAN FUNDING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2002

Aggregate Indebtedness:		
Total money liabilities		$ 6,800
Total aggregate indebtedness		6,800
Net Capital:		
Common stock	$ 5,000	
Paid in capital	14,402	
Retained earnings (deficit)	(5,858)	
Total available capital		13,544
Less: nonallowable assets		-0-
Net capital		$ 13,544
Capital Requirements:		
6 2/3% of aggregate indebtedness	453	
Minimum dollar capital requirement	5,000	
Net capital requirement		5,000
Net capital in excess of requirements		8,544
Net capital as above		$13,544
Ratio of aggregate indebtedness to net capital		3.34

See notes to financial statements.

BRYAN FUNDING, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2002 FOCUS REPORT

SCHEDULE II

JUNE 30, 2002

	Audit Report	Focus Report
Total ownership equity	$ 13,544	$ 13,544
Less:		
Total nonallowable assets	-0-	-0-
	13,544	13,544
Net capital requirement	5,000	5,000
Excess net capital	$ 8,544	$ 8,544

No differences exist in the computation of net capital between the audit report and Bryan Funding, Inc.'s Focus Report (Part IIA filing) for the period ending June 30, 2002.

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: ($12) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bryan Funding, Inc.

In planning and performing our audit of the financial statements of Bryan Funding, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the securities and exchange commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure of Bryan Funding, Inc. would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k)(2)(ii) were not complied with during the year ended June 30, 2002.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of Bryan Funding, Inc. were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Pittsburgh, Pennsylvania
August 7, 2002